ALKALOIDA Chemical Company

June 18, 2009

Dear Taro Shareholder:

Last year, you received from us tender offer documents offering to purchase your Ordinary Shares of Taro Pharmaceutical Industries Ltd. at a price of $7.75 per share in cash.  Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2008, and in the related Letter of Transmittal (collectively, together with all supplements and amendments thereto, the “Offer”).

The Offer included a declaration form to be completed by those shareholders eligible for an exemption from Israeli withholding tax applicable to purchases pursuant to the Offer, as described in Section 5 of the Offer to Purchase.  That form, entitled “Declaration of Status for Israeli Income Tax Purposes,” is to be used by shareholders claiming non-Israeli residence status for purposes of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”).  The Offer has been amended to include a supplementary declaration form, entitled “Tax Declaration Form for Israeli Financial Institutions” (enclosed), to be used by brokers, banks, and financial institutions resident in Israel that (A) are holding shares solely on behalf of beneficial shareholders (so-called “street name” holders) and (B) are subject to the provisions of the Ordinance relating to the withholding of Israeli tax, including with respect to any gross proceeds paid to the beneficial shareholders as a result of the tender of their Ordinary Shares.  All references in the Offer to the “Declaration Form” should be read to refer to both the “Declaration of Status for Israeli Income Tax Purposes” and the “Tax Declaration Form for Israeli Financial Institutions,” collectively.  Tendering shareholders need only complete and execute the form applicable to them, if any.

The foregoing description of certain tax withholding is only a summary and is qualified by all the terms of, and conditions to, the Offer set forth in the Offer to Purchase.  In this respect, you are urged to read Section 5 of the Offer to Purchase.

The Offer was originally scheduled to expire on July 28, 2008.  The expiration date has since been extended to comply with a continuing order issued by the Supreme Court of Israel temporarily prohibiting the closing of the Offer until the Supreme Court issues a decision on the appeal of the litigation commenced against Alkaloida and its affiliates by Taro and certain of its directors regarding the applicability of the special tender offer rules under the Israeli Companies Law to the Offer.  The Tel-Aviv District Court had previously ruled in favor of Alkaloida and its affiliates that a special tender offer was not required.

The Offer is now scheduled to expire on the fifth business day following the date we announce that the Supreme Court of Israel has issued its ruling on the appeal or if, prior to such ruling, the temporary order is otherwise lifted.  The Offer price remains $7.75 per share in cash.

H-4440 Tiszavasvári, Kabay János u. 29.  Phone:  +36 42 521 000  Fax:  +36 42 521 001

ALKALOIDA Chemical Company

If you have any questions or would like additional copies of the Offer materials, please contact the Information Agent for the Offer, MacKenzie Partners, Inc., at (212) 929-5500 or toll free at (800) 322-2885.  Copies of all the Offer documents are also available on the SEC’s website (www.sec.gov).

Sincerely,

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
	Name:	Harin Mehta
	Title:	Director

H-4440 Tiszavasvári, Kabay János u. 29.  Phone:  +36 42 521 000  Fax:  +36 42 521 001